Buenos Aires, March 31st, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Corporte Bonds.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that, during March 2020, the Company acquired: (i) US$41,222,000 of face value of its own Corporte Bonds (“CBs”) maturing in 2023 (“2023 CBs”) at an average clean price of US$72.34 per face value of US$100; and (ii) US$19,715,000 of face value of its own CBs maturing in 2027 (“2027 CBs”) at an average clean price of US$70.11 per face value of US$100.

As of today, according to what was published on August 30th and September 30th, 2019 and in this relevant event, the Company acquired a total of: (i) US$54,712,000 of face value of its 2023 CBs at an average clean price of US$72.88 per face value of US$100; (ii) US$82,741,000 of face value of its 2027 CBs at an average clean price of US$73.28 per face value of US$100; and (iii) US$7,325,000 of face value of its own CBs maturing in 2029 (“2029 CBs”) at an average clean price of US$78.63 per face value of US$100. The total amount invested in repurchase of CBs adds up to US$106,268,493, without considering accrued interests.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations